Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: May 31, 2022

Speaker 1:	Hi everyone. Well, after 10 years at Freightos working, all of us, as a team to build the world’s global freight booking platform, very excited to let you know that we’re going public. And right as we talk, we’re sending out an announcement to the press and to the public that we will be going public by a business combination, essentially a merger, with a SPAC which is called Gesher I. And a SPAC is a shell company which is already traded on NASDAQ and, by merging with them, it’s an alternative to the conventional IPO with the same result, that in a few months, hopefully, we will be traded on NASDAQ and we will have raised a lot of money. I want to say upfront that the reason why we’re doing this is not as an exit, we do not kid ourselves that our job is done, we still have some years of work ahead of us to really realize our vision of digitalizing international shipping, but this is an important milestone along the way to realizing our vision, and it allows us to raise more money, to have a higher profile, to be more transparent.

In this deal, we’re going to be raising at least $80 million, which is a significant amount of capital. We believe it’s sufficient to get us through to being a profitable company, and we’re doing that at a valuation of approximately $435 million. That’s the pro forma valuation together of us together with Gesher. So all of you have options, I’m sure you want to know what that means for you. So the implied valuation per Freightos share is approximately $36. Having said that, that’s just the implied valuation for the deal. In actual fact, when we start trading, the market will determine the price of the share and we don’t know what it’s going to be. Over time, we’re going to work hard to make it much more than that, but in the short term anything could happen. It could be a lot less, it could be a lot more, But we’ll be focused on building a valuable business in the long term, which hopefully has an even a higher share price.

But things can change, so just to emphasize, don’t go and spend that money. We’ve still got some months until we actually are trading, then there’s going to be a lockup period, we’ll share information with you, and then even eventually when you can sell, we don’t know what the actual price will be. Well, regardless, this is a very exciting milestone and I want to say a huge thanks to the whole team, which has built a great company which is now ready to go public. And then still a lot of work ahead of us to complete the building of a great company. I do need to single out a couple of teams who’ve worked very, very hard on this deal. This is a very, very complex deal, and the legal team and a lot of the finance team have been working around the clock for some months now, and they’re still going to be working around the clock for months to come, so special thanks to them.

Thanks also to marketing, to the data team, to HR, and to several other teams, but those teams in particular have worked very hard and will continue to have a lot of work ahead of them for this deal. I’ll give a slightly more detailed thanks when we meet tomorrow, and we’ll take questions and answers then as well. We’ll be sharing more information in the Slack channels, there’s an FAQ document, we’ll share the press release, and we’ll have meetings to allow questions and answers to answer your questions as well. And of course, there will be information in the press, which you can keep an eye out for. Tomorrow also, there’ll be a formal investor presentation before the stock market’s open and we’ll share those with you once they’re done. That will be an hour long presentation where I and some others give a lot more information than we’ve ever given before to the public about our business. One important legal point, going public is a very regulated activity and something where we have to be very, very careful legally.

From now on, there’ll be private information, which we keep very, very confidential, and then there’ll be public information, which we have to share equally with all of the public in order to be fair to all of our shareholders. So we’ll be giving some more information and training about how to behave now that we’re going public, but for now do not share anything, do not talk to the press, do not talk to analysts, do not share anything which has not been officially provided by marketing, and marketing will provide you with some improved information which you can share and which we’ll be happy for you to share in the social media, but please do not take any initiatives to share anything which hasn’t been approved. There are significant legal consequences to anything that we don’t do correctly at this point because we’re becoming a public company.

Customers may, may notice this and may ask about this, we’ll share an FAQ, a Frequently Asked Questions document which you can share with customers. Most important thing, of course, to tell our customers is that this is good news, we’re carrying on business as usual, we’re carrying on building our products, and our market presence, and our network, but we’re going to do that with more capital, we’re going to do that with more transparency. So reassure the customers that this is good news, we’re carrying on our business, and we’ll have even more tools to help our customers. So congratulations, everyone. This is an exciting milestone for us. And please carry on working as usual. It’s all of our work as a team which has brought us to this point and it’s all of our work as a team which will help us to realize our full potential in the public markets. Congratulations, and stay tuned for more information.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Freightos Limited’s (“Freightos”) and Gesher I Acquisition Corp.’s (“Gesher”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’s inability to introduce new products or technologies; risks to Freightos’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s final prospectus dated October 12, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this communication. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s final prospectus dated October 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.